

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

Via E-mail
Stephanie Risk-McElroy
President, Chief Financial Officer, and Chairman of the Board
George Risk Industries, Inc.
802 South Elm
Kimball, Nebraska 69145

> **Re: George Risk Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2012**
> **Filed July 30, 2012**
> **File No. 000-05378**

Dear Ms. Risk-McElroy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1 Business, page 3

1.   In future filings, please provide fuller disclosure of the material terms of the agreement with your 41% customer, including the names of the parties to the agreement.

Independent Auditor's Report, page 13

2.   We note that your auditor's report refers to "the auditing standards" of the PCAOB rather than to "the standards" of the PCAOB as is required by the PCAOB's Auditing Standard No. 1. Please explain why the report includes the qualifier "auditing"; and if the reason is a typographical error, please amend the filing to include a corrected audit report.

Compliance with Section 16(a) of the Securities Exchange Act, page 39

3.   We note your disclosure in the Forms 10-K filed for the fiscal years ended April 30, 2011 and April 30, 2012 regarding four officers and directors who have not filed required forms under Section 16(a) of the Securities Exchange Act. Please tell us, to the best of your knowledge, when those individuals intend to file such forms. We note General Instruction 2 of Form 3 and General Instruction 1 of Form 4 and Form 5 regarding the timing of filing these statements.

Item 12 Security Ownership of Certain Beneficial Owners and Management, page 42

4.   In future filings, please revise to disclose the security ownership of all executive officers and directors, as required under Item 403(b) of Regulation S-K.

Exhibits and Reports on Form 8-K, page 44

5.   We note the footnote attached to the listing of Exhibit 10.1, regarding the omission of portions of the exhibit in connection with a request for confidential treatment. However, it does not appear that a request for confidential treatment with respect to this exhibit was ever submitted. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director